Exhibit 23.02

Consent of Independent Registered Public Accounting Firm

The Board of Directors

R.J. O’Brien Fund Management, LLC.:

We consent to the references to our firm under the captions “Selected and Supplementary Financial Information” and “Lawyers; Accountants” and the use of our reports dated March 9, 2005 with respect to the statements of operations and changes in unitholders’ capital of JWH Global Trust for the year ended December 31, 2004, and dated July 9, 2007, with respect to the statement of financial condition of R.J. O’Brien Fund Management, Inc. as of December 31, 2006 and the  related statements of operations, changes in stockholder’s equity and cash flows for the period October 12, 2006 to December 31, 2006,  included in the attached Form S-1 Registration Statement of JWH Global Trust.

/s/ KPMG LLP

Chicago, Illinois

September 19, 2007